March 23, 2007

VIA FACSIMILE & OVERNIGHT COURIER
(202) 772-9210

Mark P. Shuman
Branch Chief-Legal
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:	NetSol Technologies, Inc.
Registration Statement on S-3
Filed January 26, 2007
File No. 333-140248

Dear Mr. Shuman:

NetSol Technologies, Inc. hereby requests acceleration of the effectiveness of the above referenced registration statement to March 26, 2007 at 2:00 p.m. Eastern Standard Time.

As requested by the Commission's February 22, 2007 comment letter, NetSol Technologies, Inc. hereby acknowledges that the disclosure in the registrant's registration statement File No. 333-140248 is the responsibility of the registrant. The registrant acknowledges: that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, pursuant to delegated authority, in declaring the filing effective, does not relieve NetSol Technologies, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and, NetSol Technologies, Inc. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. Please contact the undersigned at (818) 222-9195 ext. 110 if you require any clarification or have any questions.

Very truly yours,

/s/ Patti L. W. McGlasson

Patti L. W. McGlasson
General Counsel
NetSol Technologies, Inc.

Cc: Najeeb Ghauri, CEO, NetSol Technologies, Inc.
       Hugh Fuller, SEC